Suite 700 – 1620 Dickson Ave. Kelowna, B.C. V1Y 9Y2 Phone: 800-647-3303 info@strathmoreminerals.com www.strathmoreminerals.com

TSX SYMBOL:  STM

February 4, 2009

Strathmore Terminates Registration in the US

STRATHMORE MINERALS CORP. (“Strathmore” or the “Company”) announces its intention to voluntarily terminate the registration of its common shares (the “Termination”) under the United States Securities Exchange Act of 1934 (the “1934 Act”).  Strathmore intends to file a Form 15F with the United States Securities and Exchange Commission, and its reporting obligations under the 1934 Act, including Form 20-F and Form 6-K filings, will be suspended immediately upon filing.  The Termination will become effective 90 days thereafter.

Although the Company believes it has obtained substantial benefits through its SEC registration, the current economic environment has caused the Company to review all of its expenditures. Although Strathmore currently qualifies as a Non-Accelerated Filer, the Company will be classified under SEC guidelines as an “Accelerated Filer” for the fiscal year ended December 31, 2008. As an Accelerated Filer, Strathmore would be required to obtain an auditor attestation report on the internal controls of the Company. Due to the substantial cost related to the auditor attestation report in relation to the Company’s size, Strathmore has reluctantly decided to terminate its reporting obligations before the attestation report comes due.

Strathmore is current with all reporting requirements under the Securities Exchange Act of 1934 and is not currently listed on any U.S. exchange. Strathmore’s common shares will continue to trade in Canada on the TSX Venture Exchange under the symbol “STM”.

This news release may contain forward-looking statements.  Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD

For Investor Relations:

Craig Christy / Bob Hemmerling

  “David Miller”

1-800-647-3303

__________________________

info@strathmoreminerals.com

David Miller, CEO

www.strathmoreminerals.com